VIRNETX HOLDING CORPORAITON
5615 Scotts Valley Drive, Suite 110
Scotts Valley, CA 95066
VIA EDGAR
December 23, 2008
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Division of Corporate Finance
Re:       VirnetX Holding Corporation Registration Statement on Form S-1 (Registration No. 333-153645)
Ladies and Gentlemen:
     VirnetX Holding Corporation (the “Corporation”) hereby requests the withdrawal of its acceleration request, dated December 22, 2008, which requested acceleration of the effectiveness of the Company’s Registration Statement on Form S-1 (Registration No. 333-153645) to 4:30 p.m., Eastern Standard Time, on December 23, 2008.
     If you have any questions or comments, please contact Lowell D. Ness at (650) 614-7455 of Orrick, Herrington & Sutcliffe LLP, the Corporation’s outside counsel. Thank you for your assistance.

Sincerely, VIRNETX HOLDING CORPORATION
By:	/s/ Kendall Larsen
Kendall Larsen
President and Chief Executive Officer